SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

A.C. MOORE ARTS & CRAFTS, INC.

(Name of Subject Company (issuer))

Nicole Crafts LLC

Sbar’s Acquisition Corporation

(Names of Filing Persons (offeror))

Adolfo Piperno

(Names of Filing Persons (other Person(s)))

Common Stock, no par value

(Title of Class of Securities)

00086T103

(CUSIP Number of Class of Securities)

Adolfo Piperno

Nicole Crafts LLC

14 Sbar Boulevard

Moorestown, New Jersey 08057

(856) 234-8220

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

M. Todd Wade

Robert D. Klingler

Bryan Cave LLP

1201 West Peachtree Street, NW

Fourteenth Floor

Atlanta, Georgia 30309

(404) 572-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,699,581	$4,664.17

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 25,437,238 shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc. at a purchase price of $1.60 per share. Such number of Shares consists of (i) 25,428,753 Shares issued and outstanding as of October 3, 2011, and (ii) 8,485 Shares that are expected to be issuable before the expiration of the tender offer under stock appreciation rights.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00011460.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,664.17	Filing Party: Nicole Crafts LLC, Sbar’s Acquisition Corporation, and Adolfo Piperno

Form or Registration No.: Schedule TO	Date Filed: October 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on October 18, 2011, as amended by Amendment No. 1 filed on October 26, 2011, Amendment No. 2 filed on November 1, 2011 and Amendment No. 3 filed on November 2, 2011 (as so amended, the “Schedule TO”), by Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”) that is controlled by Adolfo Piperno, relating to the tender offer by Purchaser, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the issued and outstanding shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (the “Company”), at a price of $1.60 per Share to the sellers thereof in cash without interest and less any required withholding taxes. All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 4.

Item 11.	Additional Information

Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On November 3, 2011, solely to avoid the costs, disruption, and distraction of further litigation and without admitting the validity of any allegations made in the shareholder demand letter described under “Shareholder Demand Letter” in the Offer to Purchase (the “Demand”) or the actions pending in the Superior Court of New Jersey, Chancery Division, Camden County and the Court of Common Pleas of Philadelphia County described in the Offer to Purchase and the Schedule TO (collectively, the “Actions”), or any liability with respect thereto or that any further supplemental disclosure is required under any applicable rule, statute, regulation or law, the parties to the Actions and the Demand signed a memorandum of understanding (the “MOU”) regarding a proposed settlement of the Actions and the Demand. In connection with the MOU, the Company has agreed to amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures set forth herein. The proposed settlement is contingent upon, among other items, the execution of a formal stipulation of settlement, confirmatory discovery by the plaintiffs, court approval of the settlement in the Court of Common Pleas of Philadelphia County and consummation of the Transactions as set forth in the Merger Agreement. Subject to satisfaction of the conditions set forth in the MOU, the stipulation of settlement will provide that, among other things, the defendants will be released by the plaintiffs, and all members of any relevant class of the Company’s shareholders, from all claims arising out of the Transactions, the Actions and the Demand, upon which occurrence the plaintiffs in the New Jersey Actions will take all necessary steps to terminate those Actions with prejudice. The MOU further provides that the Company, its successor and/or its insurer will pay to the plaintiffs’ counsel an amount not more than $250,000 as is approved by court order, in the aggregate for their services and disbursements in the Actions and the Demand. In the event the settlement is not approved or such conditions are not satisfied, Parent and Purchaser intend to continue to contest the Actions and the Demand vigorously; however, there can be no assurance that Parent and Purchaser will be successful in their defense.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5)(G)	Memorandum of Understanding, dated as of November 3, 2011 (incorporated by reference to Exhibit (a)(21) of the Schedule 14D-9).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2011

NICOLE CRAFTS LLC

By:	/s/ Adolfo Piperno
Adolfo Piperno
President

SBAR’S ACQUISITION CORPORATION

By:	/s/ Adolfo Piperno
Adolfo Piperno
President

/s/ Adolfo Piperno
Adolfo Piperno

EXHIBIT INDEX

(a)(5)(G)	Memorandum of Understanding, dated as of November 3, 2011 (incorporated by reference to Exhibit (a)(21) of the Schedule 14D-9).